Exhibit 99.1

CONSENT OF RANDAL M. BRUSH

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled "NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at LANXESS South Plant" dated October 18, 2023, with an effective date of August 18, 2023 (the “Technical Report”) and the incorporation by reference of the Technical Report into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-273462), as amended.

/s/ Randal M. Brush
Randal M. Brush, P.E.
President
William M. Cobb & Associates, Inc.
Date: November 17, 2023